EXHIBIT (a)(1)(vii)

E-mail

To:         Participating Symmetricom Employee

From:    Bill Dee, Vice President, Controller

Date:      ___________, 2003

Dear       __________:

This message confirms that we have received your Election to [Tender] [Exchange] Form. Upon the terms and subject to the conditions of the Offer to [Purchase] [Exchange] Certain Outstanding Options and your Election to [Tender] [Exchange] Form, if your election form is properly completed, we will accept your options elected for [Tender] [Exchange] at 9:01 P.M. Pacific Time on June 24, 2003, unless this Offer to [Purchase] [Exchange] is extended, in which case we will accept your options shortly following the expiration of the extended period. Unless you withdraw your elected options in accordance with the provisions of the Offer to [Purchase] [Exchange] before this time (or, if this Offer to [Purchase] [Exchange] is extended, before the new expiration time), we will cancel all options that you have properly elected to exchange and not validly withdrawn. If you do not withdraw your elected options and we accept your options for exchange, shortly following the expiration of this Offer to [Purchase] [Exchange] we will confirm that your options have been accepted for exchange and will be cancelled and we will [pay you the purchase price less applicable withholdings] [grant you your shares of restricted stock] in exchange for the options we cancel, subject to your continued employment and other terms and conditions of the Offer to Exchange.

If you have any questions, please immediately reply to this note at tenderoffer@symmetricom.com.

Thank you.